3700 Glenwood Avenue, #530 Raleigh, NC 27612

July 21, 2015
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: Asen Parachkevov
Re: Triangle Capital Corporation - Registration Statement on Form N-2, File No. 333-199102 (the “Registration Statement”)

On behalf of Triangle Capital Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement, including all amendments thereto, to 4:00 p.m. Eastern Time on Thursday, July 23, 2015, or as soon thereafter as is practicable.

The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (919) 719-4770 or, our counsel, Scott Lesmes at Morrison & Foerster at (202) 887-1585.

Sincerely,

TRIANGLE CAPITAL CORPORATION

By:	/s/ Garland S. Tucker, III
Name:	Garland S. Tucker, III
Title:	Chief Executive Officer